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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X      Form 40-F
               -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No   X
         -----     -----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________ )


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement regarding its usual trading volume and price.



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                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of
                          China with limited liability)

                                (Stock code: 857)



                  UNUSUAL TRADING VOLUME AND PRICE ANNOUNCEMENT



"This statement is made at the request of The Stock Exchange of Hong Kong
Limited.

The board of directors (the "Board") of PetroChina Company Limited (the "Company") has noted today's increases in the trading volume and price of the shares of the Company and wish to state that, save as disclosed in the announcement dated 3 May 2007 issued by the Company in relation to the discovery of Jidong Nanpu Oilfield, we are not aware of any reasons for such movements.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.



                                               By order of the Board of
                                              PetroChina Company Limited

                                                      Mao Zefeng

                                           Assistant Secretary to the Board

Beijing, the PRC

4 May 2007



As at the date of this statement, our Chairman is Mr. Chen Geng; our Vice Chairman is Mr. Jiang Jiemin; our Executive Director is Mr. Duan Wende; our Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Wang Yilin, Zeng Yukang, Gong Huazhang and Jiang Fan; and our independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe."



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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      PetroChina Company Limited



Dated: May 7, 2007                    By:    /s/ Mao Zefeng
                                             ------------------------
                                      Name:  Mao Zefeng
                                      Title: Assistant Secretary to the Board